December 22, 2017

Filed as Edgar Correspondence

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Ascent Capital Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed March 8, 2017
Form 10-Q for the Quarter Ended September 30, 2017
Filed November 2, 2017
File No. 001-34176

Dear Mr. Spirgel:

In your letter dated December 19, 2017 (the “Staff Comment Letter”), you requested that we respond to your comments regarding our Form 10-K for Fiscal Year ended December 31, 2016 and Form 10-Q for the quarter ended September 30, 2017 within ten business days or advise you when we would provide a response.

During our telephone conversation with Joseph Kempf on December 22, 2017, we advised him that due to timing constraints on our internal finance and legal personnel, we would like to request an extension of time to provide a response. Accordingly, we respectfully request an extension until Friday, January 12, 2018 to file our response to the Staff Comment Letter.

Thank you for your consideration of our request for an extension. If you have any questions, please do not hesitate to call me at (972) 277-3644.

Very truly yours,
Ascent Capital Group, Inc.

/s/ Fred A. Graffam
Fred A. Graffam
Senior Vice President and Chief Financial Officer

cc:    Joseph Kempf, Securities and Exchange Commission